                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             St. Jude Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     common stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   790849103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey M. Elliott
                            Executive Vice President
                          Iridian Asset Management LLC
                               276 Post Road West
                            Westport, CT 06880-4704
                                  203-341-9009
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 11, 1999

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 10 Pages

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 2 of 10 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Iridian Asset Management LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,472,580
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,472,580

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,472,580

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 3 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LC Capital Management, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,472,580
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,472,580

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,472,580

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 4 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CL Investors, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,472,580
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,472,580

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,472,580

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 5 of 10 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          PF
          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,765,780
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,765,780

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,768,780

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.67%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 6 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harold J. Levy


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,765,780
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,765,780

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,765,780

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.67%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 7 of 10 Pages




This Amendment No. 1 amends the initial Schedule 13D filed on October 23, 1998 with the Securities and Exchange Commission, and relates to the common stock, par value $.10 per share (the "Common Stock"), of St. Jude Medical, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to them in the initial filing.

The information presented on the cover sheets for each filing person is based upon ownership as of the close of business on March 11, 1999. The percent of class is based upon 84,162,387 shares of common stock issued and outstanding of the Issuer as reported on its Form 10-Q for the quarter ended September 30, 1998.

This Amendment No. 1 amends Item 4 in its entirety.



Item 4.  Purpose of Transaction

     In its initial Schedule 13D filed on October 23, 1998, Iridian urged Issuer to consider various alternatives to maximize shareholder value including, among other things, a change in Issuer's management. Issuer recently announced a senior management change: the replacement of Ronald A. Matricaria as President and Chief Executive Officer with Terry L. Shepherd, with Mr. Matricaria staying on as non-executive chairman.

     With this management change and the full empowerment of Mr. Shepherd as chief executive reporting directly to the Board of Directors, Iridian is encouraged that the Board has taken difficult and aggressive first steps in restoring the Issuer's credibility both internally and with financial market intermediaries. By this management change, Iridian believes that the Board has evidenced its will to be fully engaged and relentless in its pursuit of restoring the substantial diminution in value over the past several years.

     In light of the Board's satisfactory response to Iridian's initial Schedule 13D filing, Iridian is amending its filing. At this time, the securities covered in this Statement are being held for the purpose of investment. Iridian does not currently plan or intend to acquire or dispose of any securities of the Issuer other than on behalf of its advisory clients for purposes of investment. Messrs. Cohen and Levy, as employees of A&SB Advisors, do not currently plan or intend to acquire or dispose of any securities of the Issuer other than on behalf of First Eagle for purposes of investment.

     Iridian may decide to purchase on behalf of its advisory clients additional shares of the Common Stock of the Issuer. In addition, Iridian may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Iridian's advisory clients reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in a manner consistent with their equity interests.

     Messrs. Cohen and Levy individually may, and as employees of A&SB Advisors, may cause First Eagle to, purchase additional shares of the Common Stock of the Issuer. In addition, Messrs. Cohen and Levy individually may, and as employees of A&SB Advisors, may cause First Eagle to, dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Messrs. Cohen and Levy individually, and as employees of A&SB Advisors with respect to First Eagle, reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in a manner consistent with their equity interests.

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 8 of 10 Pages


     At this time, no reporting person has any current plans or proposals which relate to or would result in:

(1) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(3) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(4) any change in the present board of directors or management of the issuer, including any plans or proposals or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6) any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws, instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

(9) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10) any action similar to any of those enumerated above.

CUSIP No. 790849103   Schedule 13D, Amendment No. 1          Page 9 of 10 Pages



                                   SIGNATURE.


     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: March 18, 1999

                                   IRIDIAN ASSET MANAGEMENT LLC

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, Executive Vice President


                                   LC CAPITAL MANAGEMENT, LLC

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, Executive Vice President


                                   CL INVESTORS, INC.

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, President


                         By:           /s/ David L. Cohen
                                   ----------------------------------
                                   David L. Cohen, individually


                         By:           /s/ Harold J. Levy
                                   ----------------------------------
                                   Harold J. Levy, individually